TASEKO MINES LIMITED
Management’s Discussion and Analysis

This management discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with IAS 34 of International Financial Reporting Standards (“IFRS”) for the three months ended March 31, 2017 (the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company’s other public filings, which are available on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

This MD&A is prepared as of May 2, 2017. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company’s other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

TASEKO MINES LIMITED
Management’s Discussion and Analysis

OVERVIEW

Taseko Mines Limited (“Taseko” or “Company”) is a mining company that seeks to create shareholder value by acquiring, developing, and operating large tonnage mineral deposits which, under conservative forward metal price assumptions, are capable of supporting a mine for ten years or longer. The Company’s sole operating asset is the 75% owned Gibraltar Mine, a large copper mine located in central British Columbia. The Gibraltar Mine is one of the largest copper mines in North America. Taseko also owns the Florence copper, Aley niobium, Harmony gold and New Prosperity gold-copper projects.

HIGHLIGHTS

Financial Data	Three months ended March 31,
(Cdn$ in thousands, except for per share amounts)	2017	2016	Change
Revenues	104,389	58,183	46,206
Earnings (loss) from mining operations before depletion and amortization*	53,427	(304)	53,731
Earnings (loss) from mining operations	43,850	(13,814)	57,664
Net income (loss)	16,479	(1,515)	17,994
Per share - basic (“EPS”)	0.07	(0.01)	0.08
Adjusted net income (loss)*	15,254	(18,083)	33,337
Per share - basic (“adjusted EPS”)*	0.07	(0.08)	0.15
EBITDA*	49,145	11,002	38,143
Adjusted EBITDA*	47,934	(4,492)	52,426
Cash flows provided by (used for) operations	79,765	(4,106)	83,871

Operating Data (Gibraltar - 100% basis)	Three months ended March 31,
	2017	2016	Change
Tons mined (millions)	21.8	21.5	0.3
Tons milled (millions)	7.3	7.5	(0.2)
Production (million pounds Cu)	41.3	28.8	12.5
Sales (million pounds Cu)	40.8	30.5	10.3

*Non-GAAP performance measure. See page 19 of this MD&A.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

HIGHLIGHTS - CONTINUED

First Quarter Highlights

•

Earnings from mining operations before depletion and amortization* were $53.4 million, a 15% increase over the fourth quarter of 2016 due to increased production, lower unit costs and higher metal prices;

•	Net income for the period was $16.5 million ($0.07 per share) and adjusted net income* was $15.3 million ($0.07 per share);

•	Adjusted EBITDA for the quarter was $47.9 million;

•	The Company’s cash balance at March 31, 2017 was $149.3 million.

•

Site operating costs, net of by-product credits* were US$1.00 per pound produced and total operating costs (C1)* were US$1.33 per pound produced, down 44% and 37%, respectively, from the first quarter of 2016;

•	Copper production at Gibraltar (100% basis) was 41.3 million pounds and molybdenum production was 0.9 million pounds;

•	Total sales for the first quarter were 40.8 million pounds of copper and 0.9 million pounds of molybdenum; and

•	In March the Company completed a US$33 million streaming agreement with Osisko Gold Royalties Ltd. (“Osisko”) for Taseko’s 75% share of payable silver production from the Gibraltar Mine.

Subsequent Event

•	On April 12, 2017, the Company announced that a new long-term agreement was ratified by its unionized employees at Gibraltar. The new agreement will be in place until May 31, 2021.

*Non-GAAP performance measure. See page 19 of this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar Mine (75% Owned)

Operating data (100% basis)	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
Tons mined (millions)	21.8	18.5	21.5	26.2	21.5
Tons milled (millions)	7.3	7.3	7.4	7.2	7.5
Strip ratio	2.4	1.1	1.0	2.4	1.7
Site operating cost per ton milled (CAD$)	$8.59	$9.13	$9.47	$9.67	$9.59
Copper concentrate
Grade (%)	0.328	0.319	0.259	0.252	0.228
Recovery (%)	85.9	87.0	85.9	84.1	84.4
Production (million pounds Cu)	41.3	40.7	33.1	30.6	28.8
Sales (million pounds Cu)	40.8	40.4	29.8	30.3	30.5
Inventory (million pounds Cu)	5.9	5.6	5.4	2.1	1.9
Molybdenum concentrate
Production (thousand pounds Mo)	866	764	185	-	-
Sales (thousand pounds Mo)	859	798	105	-	-
Per unit data (US$ per pound produced)*
Site operating costs*	$1.15	$1.23	$1.64	$1.77	$1.81
By-product credits*	(0.15)	(0.11)	(0.06)	(0.03)	(0.03)
Site operating, net of by-product credits*	$1.00	$1.12	$1.58	$1.74	$1.78
Off-property costs	0.33	0.36	0.31	0.33	0.33
Total operating costs (C1)*	$1.33	$1.48	$1.89	$2.07	$2.11

*Non-GAAP performance measure. See page 19 of this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

OPERATIONS ANALYSIS

First quarter results

Gibraltar’s operating performance in the first quarter was in line with management’s expectation.

Gibraltar mill throughput was 7.3 million tons of ore. A total of 21.8 million tons were mined during the quarter, at a strip ratio of 2.4 to 1.

Copper head grade increased to 0.328%, which is slightly better than planned as a result of higher grade ore encountered in the current mining sequence. Copper recovery was 86% resulting in first quarter copper production of 41.3 million pounds, which is an increase over the fourth quarter of 2016.

The molybdenum circuit continued to operate at design capacity in the period. A total of 0.9 million pounds of molybdenum were produced, with recoveries averaging 51%.

Site operating costs per pound produced* decreased to US$1.15 in the first quarter of 2017 from US$1.23 in the fourth quarter of 2016. The lower unit cost in the first quarter was a result of increased copper production and capitalized stripping allocation.

Total site spending has been maintained at a consistent level in recent quarters. A total of $14.1 million of waste stripping costs were capitalized in the quarter primarily related to the Pollyanna pit as well as waste stripping in the Granite pit. Site operating cost per ton milled* was $8.59 in the first quarter of 2017, which is lower than recent quarters primarily due to the increased capitalization of stripping costs.

By-product credits per pound produced* increased to US$0.15 in the first quarter of 2017 from US$0.11 in the fourth quarter of 2016. The increase was a result of higher molybdenum prices and sales volume, partially offset by lower silver by-product credits. The lower silver revenues are due to the new silver stream agreement with Osisko which was effective from the beginning of 2017.

Off-property costs per pound produced* were US$0.33 for the first quarter of 2017. The prior quarter off-property costs were US$0.36 per pound as a higher portion of shipments were made to the Company’s joint venture partner at benchmark terms, as opposed to Gibraltar’s normal treatment and refining costs which are lower than benchmark terms.

Total operating costs (C1) per pound* decreased to US$1.33, a 10% reduction from the fourth quarter of 2016.

GIBRALTAR OUTLOOK

Overall, Gibraltar has maintained a stable level of operations and management continues to focus on further improvements to operating practices to reduce unit costs. The molybdenum plant continues to operate at design capacity, and molybdenum prices have recently increased to nearly US$9.00 per pound from approximately US$7.50 per pound in the fourth quarter of 2016.

The Canadian to US dollar exchange rate is expected to remain at a range similar to previous quarters. A weak Canadian dollar contributes to improved operating margins at Gibraltar as approximately 80% of mine operating costs are paid in Canadian dollars.

*Non-GAAP performance measure. See page 19 of this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

REVIEW OF PROJECTS

Taseko’s strategy has been to grow the Company by leveraging cash flow from the Gibraltar Mine to assemble and develop a pipeline of projects. We continue to believe this will generate the best, long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper, molybdenum and niobium. During the first quarter of 2017, total expenditure of $3.7 million was incurred on the Florence Copper, Aley and New Prosperity projects. Taseko will continue to take a prudent approach to spending on development projects.

Florence Copper

In January 2017, the Company announced that completed technical work on the Florence property has resulted in a significant improvement in project economics. On February 28, 2017, the NI 43-101 technical report documenting these results was filed on www.sedar.com.

Highlights:

•	Pre-tax net present value of US$920 million at a 7.5% discount rate;
•	Pre-tax internal rate of return of 44% with a 2.3 year payback;
•	Operating costs of US$1.10 per pound LME grade cathode copper;
•	Total life of mine production in excess of 1.7 billion pounds of copper;
•	Average annual production of 81 million pounds of copper for the life of mine;
•	21 year mine life;
•	Total pre-production capital cost of US$200 million; and
•	Long-term copper price of US$3.00 per pound.

The Florence Copper project is currently in the final stages of permitting for the Production Test Facility (“PTF”). The PTF will include a well field comprised of thirteen (four injection and nine recovery) commercial scale production wells and numerous monitoring, observation and point of compliance wells, and also an integrated solvent extraction and electrowinning plant.

The Temporary Aquifer Protection Permit for the test facility was issued in August 2016 and was subject to an appeal. In March 2017, the Arizona Water Quality Appeals Board conducted a hearing on three remaining issues under appeal and dismissed the appeal, upholding the permit.

In December 2016, the Company received the final Underground Injection Control (“UIC”) permit for the test facility from the EPA. This permit is now going through an appeal process. Once the UIC permit is upheld the Company will have all of the permits required for construction and operation of the PTF.

New Prosperity

The two Judicial Reviews initiated by Taseko were heard in federal court over a five day period in the week of January 30, 2017. Both Judicial Reviews focus on the principles of administrative and procedural fairness. Taseko’s allegation is that the Government of Canada, through the conduct of the environmental assessment and the decisions which resulted from it, failed in their obligation to uphold those fundamental principles. A decision is expected from the court within six to nine months.

On February 12, 2016, Taseko announced that it had filed a civil claim in the BC Supreme Court against the Canadian federal government. The claim seeks damages in relation to the February 25, 2014 decision concerning the New Prosperity Project in that the Government of Canada and its agents failed to meet the legal duties that were owed to Taseko and that in doing so they caused and continue to cause damages, expenses and loss to Taseko.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Taseko is proceeding with its request to amend the British Columbia environmental assessment certificate for the New Prosperity Project. In addition, Taseko has filed a Notice of Work with the Ministry of Energy & Mines which will allow the Company to gather information to advance mine permitting under the British Columbia Mines Act.

MARKET REVIEW

The global economic uncertainty has led to significant copper price volatility over short periods of time. The U.S. trade policies, Chinese economic demand, copper supply disruptions, and interest rate expectations have all contributed to the recent volatility.

The average price of London Metals Exchange (“LME”) copper was US$2.65 per pound in the first quarter of 2017, which was 11% higher than the fourth quarter of 2016 and about 25% higher than the first quarter of 2016. Management believes that the market will continue to benefit from improving global copper demand and a tight supply going forward.

The Company’s current customer offtake agreement for molybdenum concentrate specifies molybdenum pricing based on the published Platts metals reports. Molybdenum pricing has steadily been rising and is now close to US$9.00 per pound, from approximately US$7.50 per pound in the fourth quarter of 2016.

Approximately 80% of the Gibraltar Mine's costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/US dollar exchange rate can have a significant effect on the Company’s operating results and unit production costs, which are reported in US dollars.

FINANCIAL PERFORMANCE

Earnings

The Company’s net income was $16.5 million ($0.07 per share) for the three months ended March 31, 2017, compared to a net loss of $1.5 million ($0.01 loss per share) for the same period in 2016. The change was primarily due to higher copper prices, higher copper sales volume, lower production costs, as well as revenue from the sale of molybdenum concentrate.

Earnings from mining operations before depletion and amortization* was $53.4 million for the three months ended March 31, 2017 compared to a loss of $0.3 million for the same prior period in 2016. The increase in earnings from mining operations was a result of higher copper and molybdenum revenues and lower production costs.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Included in net income (loss) are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. The following items have been adjusted as management believes they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period:

	Three months ended
	March 31,
(Cdn$ in thousands)	2017	2016	Change
Net income (loss)	16,479	(1,515)	17,994
Unrealized loss on derivatives	1,466	701	765
Unrealized foreign exchange gain	(2,677)	(19,625)	16,948
Other non-recurring expenses	-	3,430	(3,430)
Estimated tax effect of adjustments	(14)	(1,074)	1,060
Adjusted net income (loss) *	15,254	(18,083)	33,337

*Non-GAAP performance measure. See page 19 of this MD&A

During the first quarter of 2017, the Canadian dollar strengthened in comparison to the prior period end resulting in an unrealized foreign exchange gain of $2.7 million. The unrealized foreign exchange gain was primarily driven by the translation of the Company’s US dollar denominated debt.

Other non-recurring expenses in 2016 relates to special shareholder meeting costs and other non-recurring financing costs. For the three months ended March 31, 2016, the Company incurred total costs of $2.8 million on legal and other advisory costs associated with a special shareholder meeting, a proxy contest and related litigation, and $0.6 million on other non-recurring financing costs.

Revenues

	Three months ended
		March 31,
(Cdn$ in thousands)	2017	2016	Change
Copper contained in concentrate	106,271	63,581	42,690
Molybdenum concentrate	7,405	-	7,405
Silver contained in copper concentrate	767	916	(149)
Total gross revenue	114,443	64,497	49,946
Less: treatment and refining costs	(10,054)	(6,314)	(3,740)
Revenue	104,389	58,183	46,206

(thousands of pounds, unless otherwise noted)
Sales of copper in concentrate*	29,504	22,036	7,468
Average realized copper price (US$ per pound)	2.72	2.10	0.62
Average LME copper price (US$ per pound)	2.65	2.12	0.53
Average exchange rate (US$/CAD)	1.32	1.37	(0.05)

* This amount includes a net smelter payable deduction of approximately 3.5% to derive net pounds of copper sold.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Copper revenues for the first quarter of 2017 increased by $42.7 million or 67%, compared to the same period in 2016, primarily due to a 33% increase in copper sales volumes and higher realized copper prices. The increase in the US dollar realized price of copper was partially offset by the impact of the stronger Canadian dollar in the first quarter of 2017. During the three months ended March 31, 2017, revenues include $2.8 million of favorable adjustments to provisionally price copper concentrate. The provisional pricing adjustments contribute US$0.07 per pound to the average realized copper price for the quarter.

The molybdenum circuit was idled in the third quarter of 2015 and restarted in September 2016. The Company recognized molybdenum revenue of $7.4 million in the first quarter of 2017.

Cost of sales
	Three months ended
	March 31,
(Cdn$ in thousands)	2017	2016	Change
Site operating costs	47,150	53,807	(6,657)
Transportation costs	5,217	3,593	1,624
Changes in inventories of finished goods and ore stockpile	(1,405)	1,087	(2,492)
Production costs	50,962	58,487	(7,525)
Depletion and amortization	9,577	13,510	(3,933)
Cost of sales	60,539	71,997	(11,458)
Site operating costs per ton milled*	$8.59	$9.59	$(1.00)

*Non-GAAP performance measure. See page 19 of this MD&A

Site operating costs for the first quarter of 2017 were 12% lower than the first quarter of 2016. The reduction in site operating costs was due to increased costs being allocated to capitalized stripping due to the waste stripping activity in the Granite and Pollyanna pits.

Depletion and amortization in the first quarter of 2017 decreased by 29% compared to the first quarter of 2016, primarily due to the decreased amortization of capitalized stripping costs in the period.

Other operating (income) expenses
	Three months ended
		March 31,
(Cdn$ in thousands)	2017	2016	Change
General and administrative	5,170	3,821	1,349
Share-based compensation	3,290	1,608	1,682
Exploration and evaluation	475	659	(184)
Realized loss on copper derivative instruments	155	491	(336)
Unrealized loss on derivative instruments	1,466	701	765
Other operating expenses (income):
Special shareholder meeting costs	-	2,814	(2,814)
Other financing costs	-	616	(616)
Other income	(224)	(493)	269
	10,332	10,217	115

TASEKO MINES LIMITED
Management’s Discussion and Analysis

General and administrative costs have increased for the first quarter of 2017 compared to the first quarter of 2016 due to a $0.5 million donation to a local hospital, additional legal costs related to the silver stream transaction, and because a portion of executive compensation in the first quarter of 2016 was issued in the form of PSU’s and reported as share-based compensation expense.

Share-based compensation increased for the first quarter of 2017, compared to the first quarter of 2016, primarily due to valuation adjustments of the deferred share units and performance share units at March 31, 2017, to reflect an increase in the Company’s share price. More information is set out in Note 15 of the March 31, 2017 unaudited condensed consolidated interim financial statements.

Exploration and evaluation costs for the first quarter of 2017 represent costs associated with the New Prosperity project.

During the first quarter of 2017, the Company recognized a realized loss of $0.2 million from copper put options, which relates to copper put options that settled out-of-the-money.

During the first quarter of 2016, the Company has incurred total costs of $2.8 million on legal and other advisory costs associated with a special shareholder meeting, a proxy contest and related litigation, and $0.6 million on other non-recurring financing costs.

Finance income and expenses

Finance expenses for the first quarter of 2017, increased by $1.2 million over first quarter of 2016 due to additional interest expense on the senior secured credit facility, offset by lower interest expense on capital leases and equipment loans.

Finance income is primarily comprised of income earned on the reclamation deposits.

Income tax

	Three months ended
	March 31,
(Cdn$ in thousands)	2017	2016	Change
Current income tax expense	648	-	648
Deferred income tax expense (recovery)	11,379	(9,300)	20,679
	12,027	(9,300)	21,327
Effective tax rate	42.2%	86.0%	(43.8%	)
Canadian statutory rate	26.0%	26.0%	-
B.C. Mineral tax rate	9.6%	9.6%	-

The current tax expense recorded is the estimated B.C. Mineral taxes based on production at the Gibraltar Mine for the period. The deferred tax expense is due to the reversal of certain temporary differences related to the estimated taxable income for the quarter.

The effective tax rate for the three months ended March 31, 2017 was 42.2%, which is higher than the statutory rate of 35.6% . The difference is a result of permanent differences related to non-deductible share-based compensation and expenditures incurred that are not deductible for corporate income tax and British Columbia Mineral Tax purposes.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL CONDITION REVIEW

Balance sheet review

	As at March 31,	As at December 31,
(Cdn$ in thousands)	2017	2016	Change
Cash and equivalents	149,294	89,030	60,264
Other current assets	91,480	76,297	15,183
Property, plant and equipment	733,575	730,208	3,367
Other assets	54,051	53,904	147
Total assets	1,028,400	949,439	78,961
Current liabilities	48,477	38,641	9,836
Debt:
Senior secured credit facility	93,460	91,483	1,977
Capital leases and secured equipment loans	26,900	31,372	(4,472)
Senior notes	264,091	266,435	(2,344)
Deferred revenue	40,171	-	40,171
Other liabilities	194,644	182,569	12,075
Total liabilities	667,743	610,500	57,243
Equity	360,657	338,939	21,718
Net debt (debt minus cash and equivalents)	235,157	300,260	(65,103)
Total common shares outstanding (millions)	226.2	221.9	4.3

The Company’s asset base is comprised principally of non-current assets, including property, plant and equipment, reflecting the capital intensive nature of the mining business. Other current assets include accounts receivable, other financial assets and inventories (supplies and production inventories), along with prepaid expenses and deposits. Production inventories, accounts receivable and cash balances fluctuate in relation to shipping and cash settlement schedules.

Total long-term debt decreased by $4.8 million, due to repayments of capital leases and equipment loans and by foreign exchange adjustments on the Company’s US dollar denominated debt, partially offset by the accrued interest on the secured credit facility and accretion on debt issue costs. Net debt decreased by $65.1 million primarily due to cash proceeds from the silver stream transaction and cash flows from mining operations.

Deferred revenue relates to the US$33 million received from Osisko for the sales of future silver production.

The change in the provision for environmental rehabilitation is driven by changes in inflation and discount rates. At March 31, 2017, the Bank of Canada long-term benchmark bond rate used as a proxy for long-term discount rates remained unchanged at 2.3% from the rate at December 31, 2016. Given the long time frame over which environmental rehabilitation expenditures are expected to be incurred (over 100 years), the carrying value of the provision is very sensitive to changes in discount rates.

Other liabilities increased to $194.6 million mainly due to the increase to deferred and other tax liabilities and the derivative copper call option liability associated with the senior secured credit facility and the increase in the deferred share unit liability, partially offset by a decrease in the provision for environmental rehabilitation (“PER”).

As at May 2, 2017, there were 226,147,134 common shares outstanding. In addition, there were 11,438,000 stock options and 3,000,000 warrants outstanding at May 2, 2017. More information on these instruments and the terms of their exercise is set out in Notes 13 and 15 of the March 31, 2017 unaudited condensed consolidated interim financial statements.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Liquidity, cash flow and capital resources

At March 31, 2017, the Company had cash and equivalents of $149.3 million, a $60.3 million increase over December 31, 2016, as a result of the cash proceeds received from the silver stream transaction and positive cash flows from mining operations. The Company maintained a strategy of retaining a significant cash balance to reflect the volatile and capital intensive nature of the copper mining business.

At current copper prices, we expect the Company’s cash balance will continue to grow over the remainder of 2017.

The Company has significant debt maturities in 2019, as the US$70 million senior secured credit facility and the US$200 million senior notes will both mature in that year. Cash flows from operations may not be sufficient to meet these debt repayment obligations and the Company may need to arrange refinancing prior to the debt maturities in March and April 2019. To address these financing requirements, the Company may seek to raise additional capital through debt or equity financings, asset sales (including joint ventures or royalties), by renegotiating terms with existing lenders or note holders, or by redeeming or repurchasing senior notes on the market. From time to time, the Company evaluates these alternatives, based on a number of factors including the prevailing market prices of the senior notes, our liquidity requirements, covenant restrictions and other factors, in order to determine the optimal mix of capital resources to address capital requirements, minimize the Company’s cost of capital, and maximize shareholder value.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in capital projects, debt obligations, and other uses of capital. Changes in metal prices and cash flow can also impact the Company’s compliance with the minimum working capital covenant in the senior secured credit facility. To partially mitigate these risks, copper put options are entered into for a portion of Gibraltar copper production (see section below “Hedging Strategy”).

Cash flow provided by operations during the three months ended March 31, 2017 was $79.8 million compared to a cash outflow of $4.1 million for the same period in 2016. Operating cash flows in the first quarter of 2017 were impacted by the silver stream deposit of $44.2 million and non-cash working capital adjustments of negative $11.6 million, which primarily relates to a $13.9 million increase in accounts receivable.

Cash used for investing activities during the three months ended March 31, 2017 was $15.7 million compared to cash flow of $0.1 million for the same period in 2016. Investing activities in the first quarter of 2017 included $10.6 million for capitalized stripping costs, $1.6 million incurred on other capital expenditures for Gibraltar, $3.3 million in development costs for the Florence and Aley projects, and $0.4 million on the purchase of copper put options.

Cash used for financing activities during the three months ended March 31, 2017 includes payments for capital leases and equipment loans totaling $4.6 million, and $0.6 million of interest payments, partially offset by the proceeds of $2.2 million from the exercise of warrants and stock options.

Purchase and sale agreement with Osisko

On March 3, 2017, the Company entered into a silver stream purchase and sale agreement with Osisko, whereby the Company received an upfront cash deposit payment of US$33 million for all of its 75% share of Gibraltar payable silver production until 5.9 million ounces have been delivered. After that threshold has been met, 35% of Taseko's share of all future silver production from Gibraltar will be delivered to Osisko. In addition to the initial deposit, the Company receives cash payments of US$2.75 per ounce for all silver deliveries made under the agreement.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The Company recorded the initial deposit as deferred revenue and recognizes amounts in revenue as silver is delivered to Osisko. The amortization of deferred revenue is calculated on a per unit basis using the estimated total number of silver ounces expected to be delivered to Osisko over the life of the Gibraltar Mine.

The silver sale agreement has a minimum term of 50 years and automatically renews for successive 10-year periods as long as Gibraltar mining operations are active. If the initial deposit is not fully repaid through silver deliveries, a cash payment for the remaining amount will be due to Osisko at the expiry date of the agreement. The Company’s obligations under the agreement are secured by a pledge of Taseko’s 75% interest in the Gibraltar Joint Venture.

In connection with the silver stream purchase and sale agreement with Osisko, the Company issued share purchase warrants to Osisko to acquire 3 million common shares of the Company at any time until April 1, 2020 at an exercise price of $2.74 per share.

Senior secured credit facility

On January 29, 2016, the Company entered into a US$70 million Senior Secured Credit Facility (the “Credit Facility”) with EXP T1 Ltd., an affiliate of Red Kite. Amounts drawn under the Credit Facility accrue interest on a monthly basis at a rate of three-month LIBOR plus 7.5% per annum, subject to a minimum LIBOR of 1% per annum. The loan principal and all accrued interest is payable upon maturity of the Credit Facility on March 29, 2019. The Facility is repayable at any time without penalty and does not impose any off-take obligations on the Company.

The Credit Facility is secured by a first priority charge over substantially all assets of the Company, including the Company’s 75% joint venture interest in the Gibraltar Mine, shares in all material subsidiaries and the Florence Copper Project assets. The availability of the Credit Facility is subject to conditions and covenants, including maintenance of a minimum working capital balance of US$20 million. The Company’s balance of working capital (as defined in the Credit Facility agreement) was approximately US$93 million at March 31, 2017. As at March 31, 2017 and the date of this MD&A, the Company is in compliance with these covenants.

The first tranche of the Credit Facility was drawn on January 29, 2016 and the proceeds of $46.4 million (US$33.2 million) were used to repay the Curis secured loan and to pay the arrangement fee and other transaction costs. The remainder of the Credit Facility in the amount of $47.2 million (US$36.8 million) was drawn during the second quarter of 2016.

In connection with the Credit Facility, the Company issued a call option for 7,500 tonnes of copper with a strike price of US$2.04 per pound. The call option matures in March 2019 and an amount will be payable to Red Kite based on the average copper price during the month of March 2019, subject to a maximum amount of US$15 million.

The Company also issued share purchase warrants to acquire 4 million common shares of the Company at any time until May 9, 2019 at an exercise price of $0.51 per share in connection with the Credit Facility. During the first quarter of 2017, the Company issued 4 million common shares to Red Kite for proceeds of $2.0 million upon the exercise of these warrants by EXP T1 Ltd.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Senior notes

In April 2011, the Company completed a public offering of US$200 million in senior unsecured notes (the “Notes”). The Notes mature on April 15, 2019, and bear interest at a fixed annual rate of 7.75%, payable semi-annually. The Notes are unsecured obligations guaranteed by the Company’s subsidiaries and the subsidiary guarantees are, in turn, guaranteed by the Company. The Notes were redeemable by the Company at a price equal to 100% after April 2017. The Notes are also repayable upon a change of control at a price of 101%.

There are no maintenance covenants with respect to the Company's financial performance. However, the Company is subject to certain restrictions on asset sales, incurrence of additional indebtedness, issuance of preferred stock, dividends and other restricted payments.

Hedging strategy

The Company’s hedging strategy is to secure a minimum price for a portion of copper production using put options that are either purchased outright or funded by the sale of call options that are significantly out of the money. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection. The Company’s hedging strategy is designed to mitigate short-term declines in copper price.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and the Company’s capital requirements during the relevant period. During the first quarter of 2017, the Company spent $0.4 million to purchase copper put options. The following table shows the commodity contracts that were outstanding as at the date of this MD&A.

	Notional amount	Strike price	Term to maturity	Original cost
At May 2, 2017
Copper put options	10 million lbs	US$2.50 per lb	Q2 2017	$0.3 million

Commitments and contingencies Commitments

At March 31, 2017, the Company’s share of operating commitments totalled $13.3 million. There were no outstanding capital commitments at March 31, 2017.

Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner’s 25% share of this debt which amounted to $9.0 million as at March 31, 2017.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

	2017	2016				2015
(Cdn$ in thousands,	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
except per share amounts)
Revenues	104,389	94,628	55,964	55,090	58,183	61,412	80,067	92,754
Net income (loss)	16,479	5,113	(15,610)	(19,384)	(1,515)	(23,441)	(17,722)	4,017
Basic EPS	0.07	0.02	(0.07)	(0.09)	(0.01)	(0.10)	(0.08)	0.02
Adjusted net income (loss) *	15,254	16,404	(10,423)	(19,758)	(18,083)	(13,112)	(1,586)	1,601
Adjusted basic EPS *	0.07	0.07	(0.05)	(0.09)	(0.08)	(0.06)	(0.01)	0.01
EBITDA *	49,145	32,312	4,064	(7,858)	11,002	(9,162)	3,395	25,959
Adjusted EBITDA *	47,934	44,477	9,285	(7,642)	(4,492)	1,415	19,514	23,402

(US$ per pound, except where indicated)
Realized copper price *	2.72	2.54	2.15	2.13	2.12	2.01	2.26	2.66
Total operating costs *	1.33	1.48	1.89	2.07	2.11	1.85	1.76	1.97
Copper sales (million pounds)	30.6	30.3	22.4	22.8	22.9	25.0	30.4	30.6

*Non-GAAP performance measure. See page 19 of this MD&A

Financial results for the last eight quarters reflect: volatile copper and molybdenum prices and foreign exchange rates that impact realized sale prices; and variability in the quarterly sales volumes due to copper grades and timing of shipments which impacts revenue recognition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in Note 2.5 of the 2016 annual consolidated financial statements and Note 2 of the March 31, 2017 condensed consolidated interim financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company’s accounting policies, significant areas where judgment is required include the determination of a joint arrangement and recovery of other deferred tax assets and deferred revenue determination.

Other significant areas of estimation include reserve and resource estimation and asset valuations; ore stock piles and finished inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; deferred stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the period ended March 31, 2017 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement (“RCA Trust”) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-months’ to 18-months’ salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-months’ to 32-months’ salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company’s share-based compensation program (refer to Note 15 of the unaudited condensed consolidated interim financial statements).

Compensation for key management personnel (including all members of the Board of Directors and executive officers) is as follows:

	Three months ended March 31,
(Cdn$ in thousands, except per share amounts)	2017	2016
Salaries and benefits	2,664	2,022
Post-employment benefits	373	399
Share-based compensation	3,220	1,150
	6,257	3,571

Other related parties

Three directors of the Company are also principals of Hunter Dickinson Services Inc. (“HDSI”), a private company. HDSI invoices the Company for their executive services (director fees) and for other services provided by HDSI. During the first quarter of 2017, the Company incurred total costs of $0.4 million (2016 - $0.4 million) in transactions with HDSI. Of these, $0.2 million (2016 - $0.2 million) related to administrative, legal, exploration and tax services, $0.2 million related to reimbursements of office rent costs (2016 - $0.2 million), and $0.1 million (2016 - $0.1 million) related to director fees for two Taseko directors who are also principals of HDSI.

Under the terms of the joint venture operating agreement, the Gibraltar Joint Venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar Mine. In addition, the Company pays certain expenses on behalf of the Gibraltar Joint Venture and invoices the Joint Venture for these expenses.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs. Site operating costs is calculated by removing net changes in inventory and depletion and amortization and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. Byproduct credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended
	March 31,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2017	2016
Cost of sales	60,539	71,997
Less:
Depletion and amortization	(9,577)	(13,510)
Net change in inventory	1,405	(1,087)
Transportation costs	(5,217)	(3,593)
Site operating costs	47,150	53,807
Less by-product credits:
Molybdenum, net of treatment costs	(5,807)	-
Silver, excluding amortization of deferred revenue	(449)	(916)
Site operating costs, net of by-product credits	40,894	52,891
Total copper produced (thousand pounds)	30,943	21,615
Total costs per pound produced	1.32	2.45
Average exchange rate for the period (CAD/USD)	1.32	1.37
Site operating costs, net of by-product credits (US$ per pound)	1.00	1.78
Site operating costs, net of by-product credits	40,894	52,891
Add off-property costs:
Treatment and refining costs of copper concentrate	8,456	6,314
Transportation costs	5,217	3,593
Total operating costs	54,567	62,798
Total operating costs (C1) (US$ per pound)	1.33	2.11

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Adjusted net income (loss)

Adjusted net income (loss) remove the effect of the following transactions from net income as reported under IFRS:

•	Unrealized gains/losses on derivative instruments;
•	Unrealized foreign currency gains/losses; and
•	Non-recurring transactions, including related tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended March 31,
($ in thousands, except per share amounts)	2017	2016
Net income (loss)	16,479	(1,515)
Unrealized loss on derivatives	1,466	701
Unrealized foreign exchange gain	(2,677)	(19,625)
Other non-recurring expenses*	-	3,430
Estimated tax effect of adjustments	(14)	(1,074)
Adjusted net income (loss)	15,254	(18,083)
Adjusted EPS	0.07	(0.08)

* Other non-recurring expenses includes legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation, and other non-recurring financing costs.

EBITDA and adjusted EBITDA

EBITDA represents net income before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

•	Unrealized gains/losses on derivative instruments;
•	Unrealized foreign exchange gains/losses; and
•	Non-recurring transactions.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

While some of the adjustments are recurring, other non-recurring expenses do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, and unrealized foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended March 31,
($ in thousands, except per share amounts)	2017	2016
Net income (loss)	16,479	(1,515)
Add:
Depletion and amortization	9,577	13,597
Share-based compensation expense	3,359	1,641
Finance expense	8,034	6,835
Finance income	(331)	(256)
Income tax expense (recovery)	12,027	(9,300)
EBITDA	49,145	11,002
Adjustments:
Unrealized loss on derivative instruments	1,466	701
Unrealized foreign exchange gain	(2,677)	(19,625)
Other non-recurring expenses*	-	3,430
Adjusted EBITDA	47,934	(4,492)

* Other non-recurring expenses includes legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation, and other non-recurring financing costs.

Earnings (loss) from mining operations before depletion and amortization

Earnings (loss) from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended March 31,
(Cdn$ in thousands, except per share amounts)	2017	2016
Earnings (loss) from mining operations	43,850	(13,814)
Add:
Depletion and amortization	9,577	13,510
Earnings (loss) from mining operations before depletion and amortization	53,427	(304)

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Site operating costs per ton milled

	Three months ended March 31,
(Cdn$ in thousands, except per share amounts)	2017	2016
Site operating costs (included in cost of sales)	47,150	53,807

Tons milled (thousands) (75% basis)	5,489	5,608
Site operating costs per ton milled	$8.59	$9.59